July 20, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Donna Levy and Timothy Levenberg

Re:	Rex Energy Corporation
Registration Statement on Form S-1 (File No. 333-142430)

Ladies and Gentlemen:

As Representatives of the several underwriters of Rex Energy Corporation’s proposed initial public offering of common stock, par value $0.001 per share, we hereby join Rex Energy Corporation’s request for acceleration of the above-referenced Registration Statement requesting effectiveness for 1:00 p.m., Washington, D.C. time, on July 24, 2007, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of Rex Energy Corporation’s Preliminary Prospectus dated July 12, 2007 through the date hereof:

Preliminary Prospectus dated July 12, 2007:

8,100 copies to prospective Underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

KEYBANC CAPITAL MARKETS INC.
As Representatives of the several Underwriters

BY: KEYBANC CAPITAL MARKETS INC.

By:	/s/ David Gruber
David Gruber Managing Director